At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Asia Pacific Fund, Inc. on behalf of:

                                                  For            Against
     Strong Asia Pacific Fund                2,465,384.094     274,513.109

                                               Abstain       Broker non-votes
     Strong Asia Pacific Fund                 91,734.978        768,230.000